Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three And Six Months Ended June 30, 2021

HAMILTON, Bermuda, July 27, 2021 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three and six months ended June 30, 2021.

Highlights and Recent Activity

  Reported a net loss of $8.1 million for the three months ended June 30, 2021, or $0.24 loss per basic and diluted share, which includes deferred finance fees written off and unrealized losses on derivatives; losses adjusted for these items (see Adjusted (loss) / earnings in the Non-GAAP Measures section) are $7.6 million, or $0.23 Adjusted loss per basic and diluted share. This compares to net income of $13.6 million, or $0.41 earnings per basic and diluted share, for the three months ended June 30, 2020. Adjusted earnings were $13.7 million or $0.41 Adjusted earnings per basic and diluted share for the three months ended June 30, 2020.  Reported EBITDA (see Non-GAAP Measures section) of $5.4 million for the three months ended June 30, 2021 as compared to $27.9 million for the three months ended June 30, 2020.

  Reported a net loss of $16.6 million for the six months ended June 30, 2021 or $0.50 loss per basic and diluted share, which includes deferred finance fees written off and unrealized gains on derivatives; losses adjusted for these items (see Adjusted (loss) / earnings in the Non-GAAP Measures section) are $16.1 million, or $0.48 Adjusted loss per basic and diluted share. This compares to net income of $20.1 million or $0.61 basic and $0.60 diluted earnings per share for the six months ended June 30, 2020. Adjusted earnings were $20.2 million or $0.61 Adjusted earnings per basic and diluted share for the six months ended June 30, 2020.

  Reported EBITDA (see Non-GAAP Measures section) of $9.9 million for the six months ended June 30, 2021, as compared to $48.9 million for the six months ended June 30, 2020.

  MR tankers earned $11,640 per day overall for the three months ended June 30, 2021 and $11,406 per day for the six months ended June 30, 2021. Chemical tankers earned $12,308 per day for the three months ended June 30, 2021 and $12,127 per day for the six months ended June 30, 2021.

  On June 17, 2021, Ardmore completed its previously-announced strategic investment in Element 1 Corp.'s methanol-to-hydrogen technology through the establishment of the e1 Marine joint venture with affiliates of Element 1 Corp and Maritime Partners, LLC and Ardmore's purchase of a 10% equity stake in Element 1 Corp. In a related transaction, the affiliate of Maritime Partners, LLC also invested $25.0 million in the Company's newly created Series A 8.5% Cumulative Redeemable Perpetual Preferred Shares.

  On June 25, 2021, Ardmore completed the refinancing of two vessels, the Ardmore Seawolf and Ardmore Seahawk, which were refinanced with an existing lender.  The net cash proceeds to the Company of these transactions, after prepayment of existing debt, were $15.5 million in the aggregate.

  On June 4, 2021, Ardmore entered into an agreement to charter-in a 2009 Japanese-built MR product tanker for a period of eight months at a net rate of approximately $11,850 per day, plus a four-month extension option. Delivery occurred in mid-June 2021.

  As part of its Energy Transition Plan, on May 18, 2021, Ardmore announced that it plans to install Lean Marine's FuelOpt™ propulsion optimization technology across its entire fleet following the successful trial of this technology on the MR tanker, Ardmore Sealion.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"Product tanker charter rates improved in the second quarter on the back of increasing global economic activity driving an ongoing recovery in oil demand. While oil demand remains well below pre-COVID levels, it is currently recovering rapidly, with the IEA forecasting a further 4 million barrels per day by the end of the year. We are now in a seasonally slow charter market which we believe will persist through August, but thereafter we expect charter rates to improve markedly through the autumn and into the winter months. Increasing refinery dislocation, which has accelerated as a result of the pandemic, is boosting tonne-mile demand for product tankers, and we believe this positive impact will be more evident as aggregate oil demand returns to pre-COVID levels this winter.

Meanwhile, operating performance and financial strength remain our top priorities. Our fleet continues to perform very well relative to our peers under challenging market conditions, and, as a consequence of the recent financing transactions, we have a substantial amount of cash and undrawn lines affording considerable financial flexibility. In terms of our Energy Transition Plan, we closed the Element 1 transactions in June and are looking ahead to further progress in our other initiatives focused on fuel efficiency, emissions reduction, and future fuels including e1 Marine.

This continues to be a difficult period most of all for our seafarers, and we are working hard to ensure the continued health and welfare of our crew and their families. We want to sincerely thank them and acknowledge the contribution they have made to keeping the global economy moving over the past 16 months."

Summary of Recent and Second Quarter 2021 Events

Fleet

Fleet Operations and Employment

As at June 30, 2021, the Company had 27 vessels in operation, including 21 MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the second quarter of 2021, the Company had 21 MR tankers trading in the spot market or on time charters. The MR tankers earned an average TCE rate of $11,640 per day in the second quarter of 2021. In the second quarter of 2021, the Company's 15 Eco-Design MR tankers earned an average TCE rate of $11,805 and the Company's six Eco-Mod MR tankers earned an average TCE rate of $11,130 per day.

In the third quarter of 2021, the Company expects to have 27% of its revenue days for its MR Eco-Design tankers on time charter. The remaining 73% of days for its MR Eco-Design and all of its MR Eco-Mod tankers are expected to be employed in the spot market. As of July 27, 2021, the Company had fixed approximately 40% of its total MR revenue days for the third quarter of 2021 at an average TCE rate of approximately $10,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the second quarter of 2021, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the second quarter of 2021, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $12,308 per day.

In the third quarter of 2021, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of July 27, 2021, the Company had fixed approximately 35% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the third quarter of 2021 at an average TCE rate of approximately $10,000 per day.

Drydocking

The Company had no drydock or repositioning days in the second quarter of 2021. The Company expects to have 80 drydock days in the third quarter of 2021.

Capital Allocation Policy

Consistent with the Company's capital allocation policy, the Company is not declaring a dividend, in respect of its common shares, for the second quarter of 2021.

Element 1 Strategic Investments and Maritime Partners, LLC Preferred Stock Financing

On June 17, 2021, the Company completed its previously-announced strategic investment in Element 1 Corp.'s methanol-to-hydrogen technology through the establishment of the e1 Marine joint venture with affiliates of Element 1 Corp and Maritime Partners, LLC and the Company's purchase of a 10% equity stake in Element 1 Corp. In a related transaction, the affiliate of Maritime Partners, LLC also invested $25.0 million in the Company's newly created Series A 8.5% Cumulative Redeemable Perpetual Preferred Shares. These represented the initial transactions under the Company's Energy Transition Plan.

Refinancing of Two Vessels

On June 25, 2021, the Company completed financing transactions for two vessels, the Ardmore Seawolf and Ardmore Seahawk, which were refinanced with an existing lender. The net cash proceeds to the Company of these transactions, after prepayment of existing debt, were $15.5 million in the aggregate.

Vessel Addition

On June 4, 2021, the Company entered into an agreement to charter-in a 2009 Japanese-built MR product tanker for a period of eight months at a net rate of approximately $11,850 per day, plus a four-month extension option. Delivery occurred in mid-June 2021.

Fuel Optimization Technology

As part of its Energy Transition Plan, on May 18, 2021, the Company announced that it plans to install Lean Marine's FuelOpt™ propulsion optimization technology across its entire fleet following the successful trial of this technology on the MR tanker, Ardmore Sealion.

COVID-19

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where Ardmore conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic has resulted and may continue to result in a significant decline in global demand for refined oil products. As Ardmore's business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo Ardmore transports could adversely affect demand for its vessels and services. The extent to which the pandemic may impact Ardmore's results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the virus and of its variants and the level of the effectiveness and delivery of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact on the Company cannot be made at this time.

Results for the three months ended June 30, 2021 and 2020

The Company reported a net loss of $8.1 million for the three months ended June 30, 2021, or $0.24 loss per basic and diluted share, as compared to net income of $13.6 million, or $0.41 earnings per basic and diluted share for the three months ended June 30, 2020. The Company reported EBITDA (see Non-GAAP Measures section) of $5.4 million for the three months ended June 30, 2021 as compared to $27.9 million for the three months ended June 30, 2020.

The Company reported an Adjusted loss (see Non–GAAP Measures section) of $7.6 million for the three months ended June 30, 2021, or a $0.23 Adjusted loss per basic and diluted share, as compared to Adjusted earnings of $13.7 million, or $0.41 Adjusted earnings per basic and diluted share, for the three months ended June 30, 2020.

Results for the six months ended June 30, 2021 and 2020

The Company reported a net loss of $16.6 million for the six months ended June 30, 2021, or $0.50 loss per basic and diluted share, as compared to net income of $20.1 million, or $0.61 basic and $0.60 diluted earnings per share for the six months ended June 30, 2020. The Company reported EBITDA (see Non-GAAP Measures section) of $9.9 million for the six months ended June 30, 2021 as compared to $48.9 million for the six months ended June 30, 2020.

The Company reported an Adjusted loss (see Non–GAAP Measures section) of $16.1 million for the six months ended June 30, 2021, or a $0.48 Adjusted loss per basic and diluted share, as compared to Adjusted earnings of $20.2 million, or $0.61 Adjusted earnings per basic and diluted share, for the six months ended June 30, 2020.

Management's Discussion and Analysis of Financial Results for the three months ended June 30, 2021 and 2020

Revenue. Revenue for the three months ended June 30, 2021 was $47.3 million, a decrease of $20.6 million from $67.9 million for the three months ended June 30, 2020.

The Company's average number of operating vessels increased to 26.1 for the three months ended June 30, 2021.

The Company had four product tankers employed under time charters as at June 30, 2021 compared with none as at June 30, 2020. Revenue days derived from time charters were 361 for the three months ended June 30, 2021, as compared to none for the three months ended June 30, 2020. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $5.1 million.

The Company had 2,004 spot revenue days for the three months ended June 30, 2021, as compared to 2,269 for the three months ended June 30, 2020. The Company had 23 and 25 vessels employed directly in the spot market as at June 30, 2021 and 2020, respectively. The decrease in spot revenue days resulted in a decrease in revenue of $7.9 million, while changes in spot rates resulted in a decrease in revenue of $18.0 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020.

Voyage Expenses. Voyage expenses were $20.5 million for the three months ended June 30, 2021, a decrease of $0.4 million from $20.9 million for the three months ended June 30, 2020. Voyage expenses decreased primarily due to the decrease in spot days for the three months ended June 30, 2021, as compared to the three months ended June 30, 2020.

TCE Rate. The average TCE rate for the Company's fleet was $11,796 per day for the three months ended June 30, 2021, a decrease of $8,276 per day from $20,072 per day for the three months ended June 30, 2020. The decrease in average TCE rate was the result of lower spot rates for the three months ended June 30, 2021, as compared to the three months ended June 30, 2020. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days.

Vessel Operating Expenses. Vessel operating expenses were $15.1 million for the three months ended June 30, 2021, an increase of $0.8 million from $14.3 million for the three months ended June 30, 2020. This increase is due to the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,398 per vessel for the three months ended June 30, 2021, as compared to $6,325 per vessel for the three months ended June 30, 2020.

Charter Hire Costs. Charter hire costs were $1.4 million for the three months ended June 30, 2021. There were no charter hire costs incurred in the three months ended June 30, 2020. Ardmore chartered-in one vessel in September 2020 and another in June 2021.

Depreciation. Depreciation expense for the three months ended June 30, 2021 was $7.9 million, consistent with $7.9 million for the three months ended June 30, 2020.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended June 30, 2021 was $1.3 million, a decrease of $0.2 million from $1.5 million for the three months ended June 30, 2020. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended June 30, 2021 were $4.3 million, an increase of $0.3 million from $4.0 million for the three months ended June 30, 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore's chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended June 30, 2021 were $0.7 million, a decrease of $0.2 million from $0.9 million for the three months ended June 30, 2020.

Unrealized Losses on Derivatives. Unrealized losses on derivatives for the three months ended June 30, 2021 was $0.0m compared to $0.1 million for the three months ended June 30, 2020. The loss for the three months ended June 30, 2021 relates to derivatives entered into in May 2020 that are not designated as hedging instruments.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended June 30, 2021 were $4.3 million, a decrease of $0.5 million from $4.8 million for the three months ended June 30, 2020. Cash interest expense decreased by $1.2 million to $3.2 million for the three months ended June 30, 2021, from $4.4 million for the three months ended June 30, 2020, primarily due to a decreased average LIBOR during the three months ended June 30, 2021, as compared to the three months ended June 30, 2020, as well as the Company entering into three-year floating-to-fixed interest rate swap agreements during the second quarter of 2020 with an average fixed interest rate of 0.32%. Amortization of deferred finance fees for the three months ended June 30, 2021 was $1.0 million, an increase of $0.6 million from $0.4 million for the three months ended June 30, 2020.

Liquidity

As at June 30, 2021, the Company had $77.0 million in liquidity available, with cash and cash equivalents of $55.4 million (December 31, 2020: $58.4 million) and amounts available and undrawn under its revolving credit facilities of $21.6 million (December 31, 2020: $0.0 million). During the second quarter of 2021, the Company decreased the outstanding amounts under its revolving credit facilities through a $32.5 million repayment. The following debt and lease liabilities (net of deferred finance fees) were outstanding as at the dates indicated:

	As at
	June 30, 2021	December 31, 2020
Cash	$55,421,015	$58,365,330

Finance leases (net of sellers' credit)	233,699,699	194,824,384
Senior Debt	122,344,252	157,710,865
Revolving Credit Facilities	21,116,243	53,631,491
Total debt	377,160,194	406,166,740

Total net debt	$321,739,179	$347,801,410

Conference Call

The Company plans to have a conference call on July 27, 2021 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended June 30, 2021. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

  By dialing 844–492–3728 (U.S.) or 412–542–4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through August 3, 2021 at 877–344–7529 or 412–317–0088. Enter the passcode 10158719 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the Energy Transition Plan and completed its first projects under the ETP in June 2021.

Ardmore Shipping Corporation Unaudited Interim Condensed Consolidated Balance Sheets (Expressed in U.S. Dollars, except for shares)

	As at
	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	55,421,015	58,365,330
Receivables, net of allowance for bad debts of $0.8 million (2020: $0.5 million)	16,633,765	17,808,496
Prepaid expenses and other assets	3,618,459	3,683,910
Advances and deposits	4,247,135	2,516,646
Inventories	9,457,085	10,274,062
Vessel held for sale	—	9,895,000
Total current assets	89,377,459	102,543,444

Non-current assets
Investments and other assets, net	10,906,384	678,632
Vessels and vessel equipment, net	616,921,427	631,458,305
Deferred drydock expenditures, net	8,449,824	10,216,090
Advances for ballast water treatment systems	2,726,753	2,568,874
Amount receivable in respect of finance leases	2,880,000	2,880,000
Non-current portion of derivative assets	246,830	—
Operating lease, right-of-use asset	1,471,226	1,662,510
Total non-current assets	643,602,444	649,464,411

TOTAL ASSETS	732,979,903	752,007,855

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	6,017,704	9,125,321
Accrued expenses and other liabilities	10,245,268	11,233,767
Charter revenue received in advance	975,970	—
Accrued interest on debt and finance leases	714,189	769,304
Current portion of long-term debt	15,050,339	22,456,396
Current portion of finance lease obligations	24,344,250	18,454,222
Current portion of derivative liabilities	381,336	397,418
Current portion of operating lease obligations	379,946	463,559
Total current liabilities	58,109,002	62,899,987

Non-current liabilities
Non-current portion of long-term debt	128,028,820	188,054,568
Non-current portion of finance lease obligations	212,235,449	179,250,162
Non-current portion of derivative liabilities	—	433,974
Non-current portion of operating lease obligations	882,456	1,034,218
Total non-current liabilities	341,146,725	368,772,922

TOTAL LIABILITIES	399,255,727	431,672,909

Preferred Stock
Cumulative Series A 8.5% cumulative preferred redeemable preferred stock	23,047,291	—
Total preferred stock	23,047,291	—

Stockholders' equity
Common stock	363,839	352,067
Additional paid in capital	424,629,576	418,180,983
Accumulated other comprehensive loss	(144,023)	(729,135)
Treasury stock	(15,635,765)	(15,635,765)
Accumulated deficit	(98,536,742)	(81,833,204)
Total stockholders' equity	310,676,885	320,334,946

Total stockholders' equity and preferred stock	333,724,176	320,334,946

TOTAL LIABILITIES AND EQUITY	732,979,903	752,007,855

Ardmore Shipping Corporation Unaudited Interim Condensed Consolidated Statements of Operations (Expressed in U.S. Dollars, except for shares)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenue, net	47,274,052	67,932,494	92,825,372	133,126,009

Voyage expenses	(20,492,951)	(20,871,765)	(40,885,002)	(44,534,157)
Vessel operating expenses	(15,077,122)	(14,313,236)	(29,580,332)	(29,999,390)
Charter hire costs	(1,359,626)	—	(2,563,882)	—
Depreciation	(7,906,716)	(7,945,434)	(15,715,663)	(15,800,393)
Amortization of deferred drydock expenditures	(1,267,511)	(1,492,328)	(2,750,033)	(2,777,670)
General and administrative expenses
Corporate	(4,259,967)	(3,987,796)	(8,436,867)	(7,973,474)
Commercial and chartering	(686,922)	(852,364)	(1,446,717)	(1,719,751)
Unrealized (losses) / gains on derivatives	(21,523)	(99,292)	80,049	(99,292)
Interest expense and finance costs	(4,311,306)	(4,782,484)	(8,087,733)	(10,229,105)
Interest income	17,397	73,988	29,991	218,190

(Loss) / income before taxes	(8,092,195)	13,661,783	(16,530,817)	20,210,967

Income tax	(33,373)	(78,260)	(91,214)	(108,763)

Net (loss) / income	(8,125,568)	13,583,523	(16,622,031)	20,102,204

Preferred dividend	(81,507)	—	(81,507)	—

Net (loss) / income attributable to common stockholders	(8,207,075)	13,583,523	(16,703,538)	20,102,204

(Loss) / earnings per share, basic	(0.24)	0.41	(0.50)	0.61
(Loss) / earnings per share, diluted	(0.24)	0.41	(0.50)	0.60

Adjusted (loss) / earnings (1)	(7,551,867)	13,682,815	(16,133,242)	20,201,496
Adjusted (loss) / earnings per share, basic	(0.23)	0.41	(0.48)	0.61
Adjusted (loss) / earnings per share, diluted	(0.23)	0.41	(0.48)	0.61

Weighted average number of shares outstanding, basic	33,500,030	33,247,848	33,394,008	33,222,383
Weighted average number of shares outstanding, diluted	33,500,030	33,356,978	33,394,008	33,357,635

(1)

Adjusted (loss) / earnings is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section. Adjusted (loss) / earnings has been calculated as Earnings per share reported under US GAAP as adjusted for unrealized and realized gains and losses (see Non-GAAP Measures Section).

Ardmore Shipping Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flows (Expressed in U.S. Dollars)

	Six months ended
	June 30, 2021	June 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) / income	(16,622,031)	20,102,204
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	15,715,663	15,800,393
Amortization of deferred drydock expenditures	2,750,033	2,777,670
Share-based compensation	1,140,365	1,630,702
Amortization of deferred finance fees	1,401,083	867,309
Unrealized (gains) / losses on derivatives	(80,049)	99,292
Foreign exchange	(44,091)	(19,971)
Deferred drydock expenditures	(3,329,971)	(3,566,595)
Changes in operating assets and liabilities:
Receivables	1,174,731	(3,164,624)
Prepaid expenses and other assets	65,451	284,417
Advances and deposits	(1,730,489)	(643,816)
Inventories	816,977	3,587,431
Accounts payable	(1,114,311)	(1,902,923)
Accrued expenses and other liabilities	(713,097)	(4,536,813)
Charter revenue received in advance	975,970	—
Accrued interest on debt and finance leases	(88,868)	(189,254)
Net cash provided by operating activities	317,366	31,125,422

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	9,895,000	—
Payments for acquisition of vessels and vessel equipment	(1,056,926)	(860,418)
Advances for ballast water treatment systems	(157,879)	(365,712)
Payments for other non-current assets	(33,792)	(61,836)
Payments for equity investments	(4,997,802)	—
Net cash provided by / (used in) investing activities	3,648,601	(1,287,966)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	—	10,178,101
Repayments of long-term debt	(68,511,781)	(7,904,486)
Proceeds from finance leases	49,000,000	—
Repayments of finance leases	(9,465,792)	(9,261,596)
Payments for deferred finance fees	(980,000)	—
Payment of dividend	—	(1,659,308)
Issuance of preferred stock, net	23,047,291	—
Net cash (used in) financing activities	(6,910,282)	(8,647,289)

Net (decrease) / increase in cash and cash equivalents	(2,944,315)	21,190,167

Cash and cash equivalents at the beginning of the year	58,365,330	51,723,107

Cash and cash equivalents at the end of the period	55,421,015	72,913,274

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
EBITDA (1)	5,397,464	27,907,333	9,912,572	48,899,237

AVERAGE DAILY DATA

MR Tankers Eco-Design Spot TCE per day (2)	11,255	21,539	11,197	20,551

Fleet TCE per day (2)	11,796	20,072	11,576	19,738

Fleet operating expenses per day (3)	5,942	5,864	5,903	5,946
Technical management fees per day (4)	456	461	466	459
	6,398	6,325	6,369	6,405

MR Tankers Eco-Design
TCE per day (2)	11,805	21,539	11,676	20,551
Vessel operating expenses per day (5)	6,530	6,293	6,397	6,327

MR Tankers Eco-Mod
TCE per day (2)	11,130	20,192	10,606	19,266
Vessel operating expenses per day (5)	6,201	6,463	6,419	6,511

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	12,308	16,337	12,127	17,864
Vessel operating expenses per day (5)	6,200	6,313	6,265	6,528

FLEET
Average number of owned operating vessels	25.0	25.0	25.1	25.0

(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section.
(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs, and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to upgradings and enhancements or other non-routine expenditures which were expensed during the period.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation Fleet Details at June 30, 2021 (Expressed in Millions of U.S. Dollars, other than per share amount)

						Estimated Resale	Estimated
						Newbuilding	Depreciated
					Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	DWT	Specification	June 30, 2021	Value (2)
Seavaliant	IMO2/3	Feb–13	S. Korea	49,998	Eco-Design	$38.00	$26.40
Seaventure	IMO2/3	Jun–13	S. Korea	49,998	Eco-Design	$38.00	$26.78
Seavantage	IMO2/3	Jan–14	S. Korea	49,997	Eco-Design	$38.00	$27.63
Seavanguard	IMO2/3	Feb–14	S. Korea	49,998	Eco-Design	$38.00	$27.74
Sealion	IMO2/3	May–15	S. Korea	49,999	Eco-Design	$38.00	$29.52
Seafox	IMO2/3	Jun–15	S. Korea	49,999	Eco-Design	$38.00	$29.63
Seawolf	IMO2/3	Aug–15	S. Korea	49,999	Eco-Design	$38.00	$29.82
Seahawk	IMO2/3	Nov–15	S. Korea	49,999	Eco-Design	$38.00	$30.12
Endeavour	IMO2/3	Jul–13	S. Korea	49,997	Eco-Design	$38.00	$26.95
Enterprise	IMO2/3	Sep–13	S. Korea	49,453	Eco-Design	$38.00	$27.17
Endurance	IMO2/3	Dec–13	S. Korea	49,466	Eco-Design	$38.00	$27.49
Encounter	IMO2/3	Jan–14	S. Korea	49,494	Eco-Design	$38.00	$27.56
Explorer	IMO2/3	Jan–14	S. Korea	49,478	Eco-Design	$38.00	$27.66
Exporter	IMO2/3	Feb–14	S. Korea	49,466	Eco-Design	$38.00	$27.76
Engineer	IMO2/3	Mar–14	S. Korea	49,420	Eco-Design	$38.00	$27.86
Sealeader	IMO3	Jun–08	Japan	47,451	Eco-Mod	$38.00	$19.52
Sealifter	IMO3	Aug–08	Japan	47,463	Eco-Mod	$38.00	$19.81
Sealancer	IMO3	Jul–08	Japan	47,472	Eco-Mod	$38.00	$19.64
Seafarer	IMO3	Jun–10	Japan	49,999	Eco-Mod	$38.00	$22.41
Dauntless	IMO2	Feb–15	S. Korea	37,764	Eco-Design	$35.00	$26.76
Defender	IMO2	Feb–15	S. Korea	37,791	Eco-Design	$35.00	$26.80
Cherokee	IMO2	Jan–15	Japan	25,215	Eco-Design	$31.50	$23.83
Cheyenne	IMO2	Mar–15	Japan	25,217	Eco-Design	$31.50	$24.09
Chinook	IMO2	Jul–15	Japan	25,217	Eco-Design	$31.50	$24.45
Chippewa	IMO2	Nov–15	Japan	25,217	Eco-Design	$31.50	$24.80
							$652.18

				Cash / Debt / Work. Cap / Other Assets			$(310.35)
				Total Asset Value (Assets) (3)			$341.83
				DRV / Share (3)(4)			$9.95

				Ardmore Commercial Management (5)			$21.59
				Total Asset Value (Assets & Commercial Management) (3)			$363.42
				DRV / Share (3)(4)			$10.58

				Investment in Element 1 Corp. / e1 Marine (6)			$10.32
				Total Asset Value (Assets, Commercial Management & Investments) (3)			$373.74
				DRV / Share (3)(4)(6)			$10.88

1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at June 30, 2021.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.

Depreciated Asset Value ("DRV") and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.

4.	DRV / Share calculated using 34,363,884 shares outstanding as at June 30, 2021.
5.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

6.	Valuation of investment in E1 Corp. and e1 Marine (a JV with E1 Corp and Maritime Partners, of which ASC owns 33%) are at cost.

CO2 Emissions Reporting (1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in 2019.

	Three months ended		Twelve months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Number of Owned & TC-In Vessels in Operation (at period end)	27	25	27	25
Fleet Average Age	8.1	6.9	8.1	6.9

CO2 Emissions Generated in Metric Tonnes	101,217	96,825	386,125	405,655
Distance Travelled (Miles)	394,987	369,932	1,439,074	1,480,913
Fuel Consumed in Metric Tonnes	31,922	30,484	121,798	128,782

Cargo Heating and Tank Cleaning Fuel Consumption
Fuel Consumed in Metric Tonnes	796	604	4,563	N/A
% of Total Fuel Consumed	2.49%	1.98%	3.75%	N/A

Annual Efficiency Ratio (AER) for the period (2)
Fleet	5.72g / tm	5.89g / tm	5.99g / tm	6.16g / tm
MR Eco-Design	5.59g / tm	5.67g / tm	5.76g / tm	5.76g / tm
MR Eco-Mod	5.64g / tm	6.00g / tm	6.16g / tm	6.34g / tm
Chemical	6.84g / tm	6.95g / tm	7.18g / tm	7.92g / tm

Energy Efficiency Operational Indicator (EEOI) for the period (3)
Fleet	12.23g / ctm	10.82g / ctm	12.95g / tm	12.00g / ctm
MR Eco-Design	13.25g / ctm	10.73g / ctm	13.09g / tm	11.55g / ctm
MR Eco-Mod	9.86g / ctm	10.08g / ctm	12.83g / tm	11.76g / ctm
Chemical	12.47g / ctm	11.91g / ctm	12.66g / tm	13.86g / ctm

Wind Force (% greater than 4 on BF)	42.70%	34.90%	46.19%	43.36%
% Idle Time (4)	4.58%	4.77%	5.92%	7.70%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

Note: results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time and time in port, however analysis is presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress and to mitigate any seasonality.

From a weather perspective the second quarter had much rougher weather than the same period last year (based on Beaufort Scale wind force rating being greater than 4), and this would have had a mitigating impact on efficiency. It is also evident that heated cargoes were higher in the quarter, which means there were emissions unrelated to the efficiency of our ships, while the variance in idle time over the quarter is negligible.

On a trailing 12-month basis Ardmore Shipping's carbon emissions were 386,125 metric tonnes of CO2, a decrease of 4.8% in comparison to the same 12-month period from 2019 to 2020. On an overall basis the AER for the period has decreased by 2.9% to 5.99 g / tm, from 6.16 g / tm from the prior period. While the EEOI shows an increase of a 7.9% to 12.95 g / ctm, from 12.00 g / ctm.

Continued improvements are being achieved through a combination of technological advancements and operational optimization.

[1] Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore's owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time.  AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometre as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

[2]Annual Efficiency Ratio is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage. AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles

[3] Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684

[4] Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed

Non-GAAP Measures

This press release describes EBITDA and Adjusted (loss) / earnings, which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, unrealized losses / (gains) on derivatives, taxes, depreciation and amortization. Adjusted (loss) / earnings excludes certain items from net (loss) / income, including gain or loss on sale of vessels, write-off of deferred finance fees and unrealized gains (losses) on derivatives because they are considered to be not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA increases the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA and Adjusted (loss) / earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

	Three months ended		Six months ended
Reconciliation of net (loss) / income to EBITDA	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net (loss) / income	(8,125,568)	13,583,523	(16,622,031)	20,102,204
Interest income	(17,397)	(73,988)	(29,991)	(218,190)
Interest expense and finance costs	4,311,306	4,782,484	8,087,733	10,229,105
Income tax	33,373	78,260	91,214	108,763
Unrealized losses / (gains) on derivatives	21,523	99,292	(80,049)	99,292
Depreciation	7,906,716	7,945,434	15,715,663	15,800,393
Amortization of deferred drydock expenditures	1,267,511	1,492,328	2,750,033	2,777,670
EBITDA	5,397,464	27,907,333	9,912,572	48,899,237

	Three months ended		Six months ended
Reconciliation of net (loss) / income to Adjusted (loss) / earnings	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net (loss) / income	(8,125,568)	13,583,523	(16,622,031)	20,102,204
Write-off of deferred finance fees	552,178	—	568,838	—
Unrealized losses / (gains) on derivatives	21,523	99,292	(80,049)	99,292
Adjusted (loss)/ earnings	(7,551,867)	13,682,815	(16,133,242)	20,201,496

Adjusted (loss) / earnings per share, basic	(0.23)	0.41	(0.48)	0.61
Adjusted (loss) / earnings per share, diluted	(0.23)	0.41	(0.48)	0.61

Weighted average number of shares outstanding, basic	33,500,030	33,247,848	33,394,008	33,222,383
Weighted average number of shares outstanding, diluted	33,500,030	33,356,978	33,394,008	33,357,635

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements: future operating or financial results; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future growth rates; the effect of the COVID-19 pandemic on the Company's business, financial condition and the results of operation; the Company's expectations regarding the timing and impact of economic recovery from the pandemic; expected employment of the Company's vessels during the third quarter of 2021; expected drydocking days in the third quarter of 2021; implementation of the Company's Energy Transition Plan; management's estimates of the Depreciated Replacement Value (DRV) of its vessels and of the value of the Company's commercial management and pooling business; trends in the Company's performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the shipping industry of performance measures for emissions and efficiency; and the anticipated results of the Company's joint venture and investment transactions involving affiliates of Element 1 Corp and Maritime Partners, LLC. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the amount of the world tanker fleet used for storage purposes; current expected spot rates compared with current and expected charter rates; the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; the effect of the COVID-19 pandemic on, among others, oil demand, the Company's business, financial condition and results of operation, including its liquidity; fluctuations in oil prices; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company's ability to charter vessels for all remaining revenue days during the third quarter of 2021 in the spot market; vessels breakdowns and instances of off-hire; actual performance of Element 1's technology and systems, particularly in the marine environment; the level and timing of adoption of the technology by participants in the marine industry; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20–F for the year ended December 31, 2020, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212–477–8438	Tel: 646–673–9701
Fax: 212–477–8636	Fax: 212–477–8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com